November 15, 2012

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012, filed August 2, 2012
Response Letter dated October 25, 2012
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), to your letter dated October 25, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012 (the “Form 10-K”), the Company's Form 10-Q for the Fiscal Quarter Ended June 30, 2012, filed August 2, 2012 (the “Form 10-Q”), and the Company’s Response Letter dated October 1, 2012.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	We understand that you would prefer to limit compliance with our comments to future filings and will consider your request. However, to the extent the revisions you have proposed to correct or clarify errors or imprecision in your accounting and disclosures would ordinarily be limited to annual reports, these matters should nevertheless be clarified no later than upon filing your next interim report.

SEC Comment Letter Response - ULTRA PETROLEUM November 15, 2012 Page 2 of 6

Response:	The Staff's comment is noted, and the Company attempted to comply with this request in its most recent interim report.

Financial Statements

Note 4 – Oil and Gas Properties, page 63

2.	We note your response to prior comment 5 pertaining to your reporting of costs associated with proved developed and proved undeveloped properties. In addition to the changes that you agreed to make, please also ensure that you separately report in tabular form the amounts capitalized for proved undeveloped properties apart from proved developed properties as of the end of each period.

Response:	The Company will report the requested information in future filings. The table below shows how the disclosure would have looked for the Company's most recent Form 10-K.

E. COSTS INCURRED IN OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES:
	2011	2010	2009
United States
Property acquisitions:
Unproved	$ 91,983	$ 472,339	$ 33,176
Proved	-	-	-
Exploration	48,998	249,029	102,217
Development	1,372,805	855,110	605,958
Total costs incurred	$ 1,513,786	$ 1,576,478	$ 741,351

3.	We note that you have proposed the insertion of a subtotal in your table for acquisition, exploration and interest costs, before deducting sales and transfers, in response to prior comment 6. However, this does not achieve the requirement to disclose costs capitalized for unproved/unevaluated properties as of the end of the period according to the category of cost. You need to determine the composition of costs associated with sales and transfers each period and then deduct such costs from the appropriate category of cost so that capitalized acquisition, exploration and interest costs are reported on a net basis. The summation of these three amounts should be the total of your unproved/unevaluated costs capitalized as of year-end. Similarly, the corresponding amounts incurred in earlier periods that remain capitalized should be reported net of subsequent sales and transfers.

SEC Comment Letter Response - ULTRA PETROLEUM November 15, 2012 Page 3 of 6

Response:	The Company will report the requested information in future filings. The table below shows how the disclosure would have looked in its most recent Form 10-K.

	Total	2011	2010	2009	Prior
Acquisition costs	$ 481,689	$ 24,583	$ 411,326	$ -	$ 45,780
Exploration costs	9,962	198	-	-	9,764
Capitalized interest	45,875	26,498	19,377	-	-
Unproven properties	$ 537,526	$ 51,279	$ 430,703	$ -	$ 55,544

Note 5 – Property, Plant and Equipment, page 64

4.	We note your response to prior comment 5 stating that you have gathering systems that are being depreciated separately from proved oil and gas properties because they are expected to be used to transport oil and gas not currently included in proved reserves, including production expected from probably and possible reserves, as well as third parties. We will require further details to understand why you do not consider the costs of these gathering systems to be development costs as defined in Rule 4-10(a)(7) of Regulation S-X. If the systems are installed on wells in which you have an interest the full cost methodology would apply regardless of whether you have established proved reserves. However, if you have no interest in production from the wells on which these systems are installed, submit a description of the systems and the related properties and explain how you become the owner and expect to utilize them to access your probable and possible reserves in the future. Please describe the current status of the properties associated with the systems and the manner and extent to which they are being utilized for both you and third parties.

Response:	The Company owns a variety of gathering and pipeline assets, some of which provide the Company access to its proved reserves and some of which are situated in such a way as to provide access to the Company's probable and possible reserves and to third party volumes. As required in clause (iii) of Rule 4-10(a)(7) of Regulation S-X, the Company includes the costs of its gathering lines, production equipment, measuring devices, separators, and other production facilities located on its well pads to access its proved reserves in its full cost pool; these development costs are depreciated according to the unit-of-production method.

The Company's pipeline assets also include a liquids gathering system located in Sublette County, Wyoming and gas pipeline systems located in Pennsylvania. As noted in its prior response, these pipeline systems provide the Company access to its probable and possible reserves as well as third party volumes. In addition, these pipeline systems have been constructed in a manner and to a size and scale to allow this access to the Company's probable and possible reserves and to third party volumes.

SEC Comment Letter Response - ULTRA PETROLEUM November 15, 2012 Page 4 of 6

The Company does own interests in the production from wells connected to these pipeline systems, and the Company also owns interests in oil and gas properties around these pipeline systems which are not yet developed but which the Company anticipates developing in the future. The Company expects to drill thousands of additional wells on its undeveloped oil and gas properties over time, and the Company expects these future wells will be served by its existing pipeline systems. The Company estimates full development of its properties and full recovery of its oil and gas resource from these properties will take several decades.

The Company believes depreciating these pipeline systems, which are downstream of the gathering and production facilities the Company has already included in its full-cost pool, according to the straight-line method over a 30-year life is appropriate because the straight-line method results in the expenses associated with these systems being depreciated during periods that will more closely match the periods during which the benefits of the Company's use of the systems is anticipated to occur and over a period of time which more closely matches the anticipated useful life of these pipeline systems. By contrast, depreciating these assets on the unit-of-production basis would cause a disproportionate amount of the Company's investment to be depreciated in the early years of these multi-decade development projects and would significantly understate or under-represent the useful life of these pipeline systems. For example, using the straight-line method, the Company has depreciated roughly 10% of its investment in its liquids gathering system in Wyoming since 2009 (the period during which construction of the system began). However, if the Company used the full-cost unit of production method, it would have depreciated 16% of its investment in these assets over the same period (a significantly higher percentage for such a short time).

In addition, the Company's pipeline systems are currently being used and are expected in the future to be used to handle products owned by third parties, not just for the Company's own account. In Wyoming, only 60% to 70% of the products handled by the Company's liquids gathering system belong to the Company; the balance is attributable to royalty owners and other producers. And in Pennsylvania, the Company has agreements with other producers to connect wells in which the Company does not own an interest to the Company's pipeline systems to move gas from those wells to interstate pipelines.

For the foregoing reasons, the Company does not believe it is appropriate to capitalize the cost of its pipeline systems which are downstream of its well pads in its full cost pool under Rule 4-10(c)(2) of Regulation S-X or to amortize the costs of those pipeline assets on the unit-of-production basis under Rule 4-10(c)(3) of Regulation S-X. Accordingly, the Company is amortizing these assets utilizing the straight line method which the Company believes more accurately matches the diminution of value of the assets over their useful life and which the Company believes is consistent with the guidance in Rule 4-10(c)(3)(iv) of Regulation S-X.

SEC Comment Letter Response - ULTRA PETROLEUM November 15, 2012 Page 5 of 6

However, as noted in the first paragraph of this portion of the Company's response, the Company does believe it is appropriate to capitalize the costs of the gathering lines, production equipment, measuring devices, separators, and other production facilities which are located on its well pads to access its proved reserves in its full cost pool under Rule 4-10(c)(2) of Regulation S-X and to amortize the costs of these items on the unit-of-production basis under Rule 4-10(c)(3), and those assets are presently included in its full cost pool and are being amortized accordingly.

Note 16 – Disclosures about Oil and Gas Producing Activities, page 77

E. Costs Incurred in Oil and Gas Exploration and Development Activities, page 81

5.	We note your response to prior comment 2, stating that of the $1.373 billion reported in your table as development costs for 2011, $696 million relates to drilling unproved properties and $82 million is for other development. We do not see justification for classifying funds expended on drilling unproved properties as development costs, given the definition in Rule 4-10(a)(7) of Regulation S-X. Therefore, it appears you may need to revise your presentation to conform. Please also submit an explanation of why you believe the $82 million of other costs is fairly reported as development costs.

Response:	The Company reported the $696 million related to drilling unproved properties and the $82 million of other costs as development costs because the expenditures were related to the Company's development projects. Based on the Modernization of Oil and Gas Reporting report dated December 31, 2008, the Company understands development projects to include probable and possible reserves as well as proved reserves. Accordingly, the Company included these development expenditures among all reserve categories in its reported development costs, including expenditures related to the development of probable and possible reserves. The Company reported these costs in this manner in an effort to be consistent with Question and Answer 108.01 in the Compliance and Disclosure Interpretations for Oil and Gas Rules dated October 26, 2009.

6.	We understand from your response to prior comment 8 that your reference to having a substantial inventory of bookable locations pertains to reserves that do not meet the criteria for proved but would qualify as probable; and that you will in the future refrain from making reference to reserves that have not been established and quantified in your disclosures. We believe that disclosures indicating that you have reserves that are not reported as proved should accurately portray the status of the properties, including reserve classification and quantification, and address the uncertainties pertaining to your estimates, such as the reasons these do not qualify as proved, to comply with Item 1202(a)(5) of Regulation S-K.

Response:	The Staff's comment is noted, and the Company will comply.

SEC Comment Letter Response - ULTRA PETROLEUM November 15, 2012 Page 6 of 6

In addition, please update the contact information used by the Staff for future items sent to the Company, including any additional correspondence related to the matters addressed in the Comment Letter and this response as follows:

Ultra Petroleum Corp.
400 N Sam Houston Parkway E, Suite 1200
Houston, TX 77060

Attn:	Garrett B. Smith,

Senior Attorney and Corporate Secretary

Fax:	(281) 876-2831

Finally, as requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Senior Attorney